UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00773U108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
REGENERON PHARMACEUTICALS, INC.

13-3444607
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,809,098 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 1,809,098 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,098 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.84% *
12	Type of Reporting Person (See Instructions) CO (Corporation)

* The percentages reported herein with respect to the Reporting Person’s holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 4, 2021, that as of October 29, 2021, the Issuer had 98,152,090 shares of its common stock, $0.0001 par value per share, outstanding.

Item 1.

(a)	Name of Issuer
Adverum Biotechnologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices
800 Saginaw Drive, Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing
Regeneron Pharmaceuticals, Inc.

(b)	Address of Principal Business Office or, if none, Residence
777 Old Saw Mill River Road, Tarrytown, NY 10591
(c)	Citizenship
New York
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
00773U108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
1,809,098

(b)	Percent of Class
1.84% *

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote

1,809,098

	(ii)	shared power to vote or to direct the vote

0

	(iii)	sole power to dispose or to direct the disposition of

1,809,098

	(iv)	shared power to dispose or to direct the disposition of

0

* The percentages reported herein with respect to the Reporting Person’s holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 4, 2021, that as of October 29, 2021, the Issuer had 98,152,090 shares of its common stock, $0.0001 par value per share, outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 11, 2022

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Leonard N. Brooks

Leonard N. Brooks
Vice President, Treasurer